Mail Stop 6010

April 10, 2008

Bradley C. Holt
Chief Executive Officer
NP Capital Corp
818 A1A North, Suite 201
Ponte Vedra, FL 32082

> **Re: NP Capital Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 1, 2008**
> **File No. 333-148155**

Dear Mr. Holt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 20

Company Description and Overview, page 20

1.   Please reconcile the date by which you must commence trading (i.e., September 2008) with the date calculated in accordance with provision 3.0 of Schedule C of Exhibit 4.2, which is 18 months from July 20, 2007.

2.   Please continue to clarify your disclosure in response to prior comment 4,
        particularly with regard to the fourth and fifth paragraphs. Also, see our
        comments below regarding Note 8 to the financial statements, and apply those
        comments here, in addition to the disclosure in Note 8.

3.   We see in Note 8 that the option agreement to sell the Envortus stock to Paul Cox
        is a "related agreement." The penultimate paragraph on page 20 should be
        revised to clarify and explain how these agreements are related and to disclose the
        material terms of the option agreement.

Executive Compensation, page 31

Employment and Consulting Agreements, page 31

4.   Expand to explain what performance measures were met to increase the salaries
        under the employment agreements and when they were met.

5.   Please expand and clarify your disclosure on the termination benefits. For
        example, we note that the severance pay may be substantially greater than 18
        months, depending on the date of termination. We also note that all unvested
        options or stock will become fully vested upon termination.

Certain Relationships and Related Transactions, page 31

6.   Please disclose the amount of interest paid on the note with FNDS3000 Corp.
        Refer to Item 404(a)(5) of Regulation S-K.

Annual Financial Statements as of July 31, 2007, page F-1

Note 8. Related Party Transactions, page F-10

7.   Please refer to prior comment 15. We note the revision made to your disclosure
        regarding the note receivable – related party. We also see on page F-21 that you
        have created an allowance for the entire note due to uncertainty of collection.
        Please explain and revise to clarify how the note was originally recorded.
        Specifically, we note that as part of the original agreement, you agreed to sell the
        convertible debenture for $152,500, whereby you received $55,000 in cash and

took receipt of a promissory noted for $97,500. The principal amount of the note was discounted to $90,800 and you recorded a loss on sale of investment and related discounts of $11,405 and a bad debt expense of $68,100. Please clarify in your disclosure how the additional $11,295 was recorded.

8.   In this regard, we note the disclosure that "this implied a gain over the purchase value of <u>assets</u> at $79,500". Please revise the filing to clarify what assets you are referring to and how the $79,500 gain was calculated. Cite the accounting literature that supports your accounting.

<u>Interim Financial Statements as of January 31, 2008, page F-13</u>

<u>Note 2. Going Concern, page F-17</u>

9.   Please refer to prior comment 14. In view of the uncertainties concerning the continued existence as a going concern, the filing should contain a reasonably detailed description of management's specific viable plans intended to mitigate the effect of such conditions and management's assessment of the likelihood that such plans can be effectively implemented as required by FRC 607.02 . Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. You should describe the plan in <u>both</u> MD&A and the notes to the financial statements. Refer to Regulation S-K Item 303.

<u>Note 5. Other Accrued Liabilities, page F-20</u>

10.   We note the table presented summarizing your other accrued liability is not mathematically accurate and does not agree to your balance sheet on page F-13. Please revise as necessary.

<u>Note 6. Stockholders' Equity, page F-20</u>

11.   Please describe to us the terms of the common stock issued as of January 31, 2008, whereby the common stock has not been issued, but the cash has been received. Also, explain when these shares were or will be issued.

Exhibits

12.   According to Note 10 to your January 31, 2008 financial statements, you have
        approved an increase in the number of authorized shares. Please file the amended
        Articles of Incorporation reflecting this increase.

Exhibit 4.3

13.   We note your response to comment 18. Please review Rule 406 and Staff Legal
        Bulletins 1 and 1A, which are available on our website, for guidance in the
        preparation of your application for confidential treatment. Also, refile the
        agreement as an exhibit and correctly mark as described by this guidance. Please
        note that we may have additional comments after we review your application for
        confidential treatment.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Branch Chief Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Stephen M. Fleming, Esq.
        Law Offices of Stephen M. Fleming, PLLC